SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934

For the month of October, 2003.

ORIX Corporation
(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

     This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of ORIX Corporation filed October 16, 2003.

Table of Documents Filed
SIGNATURES
Summary of Consolidated Financial Results

Table of Documents Filed

1.	ORIX’s First Quarter Consolidated Financial Results (April 1, 2003 – June 30, 2003).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 16, 2003	By	/s/ Masaru Hattori Masaru Hattori Corporate Senior Vice President Head of the Accounting Department ORIX Corporation

Consolidated Financial Results
April 1, 2003 — June 30, 2003

October 16, 2003

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 119.80 to $1.00, the approximate exchange rate prevailing at June 30, 2003.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company expects that it will be a “passive foreign investment company” under the U.S. Internal Revenue Code. A U.S. holder of the shares of the Company is therefore subject to special rules of taxation in respect of certain dividend, gain or other income on such shares. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further Information please contact:
Corporate Communications ORIX Corporation 3-22-8 Shiba, Minato-ku, Tokyo 105-8683 JAPAN Tel: (03) 5419-5102 Fax: (03) 5419-5901 E-mail: leslie_hoy@orix.co.jp

Consolidated Financial Results from April 1, 2003 to June 30, 2003
(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591) Osaka Securities Exchange Nagoya Stock Exchange New York Stock Exchange (Trading Symbol: IX)
Head Office:	Tokyo JAPAN Tel: (03)5419-5102

1.	Performance Highlights for the Three Months Ended June 30, 2003 and 2002, and the Year Ended March 31, 2003

(1)	Performance Highlights — Operating Results (Unaudited)

	(millions of JPY)*1

	Total	Year-on-Year	Operating	Year-on-Year	Income before	Year-on-Year
	Revenues	Change	Income	Change	Income Taxes*2	Change

June 30, 2003	170,917	6.2%	22,536	(8.8%)	25,920	(1.5%)
June 30, 2002	160,957	(10.3%)	24,699	12.7%	26,322	25.1%
March 31, 2003	683,645	—	38,083	—	46,288	—

	Net	Year-on-Year	Basic	Diluted
	Income	Change	Earnings Per Share	Earnings Per Share

June 30, 2003	14,098	(16.5%)	168.45	158.71
June 30, 2002	16,885	61.7%	201.85	189.95
March 31, 2003	30,243	—	361.44	340.95

1.	Equity in Net Income of Affiliates was a net gain of JPY 3,384 million for the three months ended June 30, 2003, a net gain of JPY 1,623 million for the three months ended June 30, 2002 and a net gain of JPY 6,203 million for the year ended March 31, 2003.
2.	The average number of shares was 83,692,403 for the three months ended June 30, 2003, 83,649,183 for the three months ended June 30, 2002 and 83,672,434 for the year ended March 31, 2003.
3.	Changes in Accounting Principles	Yes (x) No ( ) (new accounting adoption)
4.	Changes in Numbers of Consolidated Subsidiaries and Affiliates	Yes (x) No ( )
	Additions: Consolidated Subsidiaries 1, Affiliates 1	Deletions: Consolidated Subsidiaries 4, Affiliates 0

Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
Note 2:	“Income before Income Taxes” represents “Income before Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes.”

(2)	Performance Highlights — Financial Position (Unaudited)

		Shareholders’	Shareholders’	Shareholders’
	Total Assets	Equity	Equity Ratio	Equity Per Share

June 30, 2003	5,923,307	526,547	8.9%	6,291.50
June 30, 2002	6,091,100	498,673	8.2%	5,961.30
March 31, 2003	5,931,067	505,458	8.5%	6,039.43

1.	The number of outstanding shares (excluding treasury stock) was 83,691,779 as of June 30, 2003, 83,651,712 as of June 30, 2002 and 83,693,009 as of March 31, 2003.

Summary of Consolidated Financial Results

1.	Three Months Ended June 30, 2003 (First Quarter)

Financial Highlights

Income before Income Taxes	25,920 million yen (Down 2% year on year)
Net Income	14,098 million yen (Down 17% year on year)
Earnings Per Share (Basic)	168.45 yen (Down 17% year on year)
Earnings Per Share (Diluted)	158.71 yen (Down 16% year on year)
Shareholders’ Equity Per Share	6,291.50 yen (Up 6% year on year)
ROE (annualized)	10.9% (June 30, 2002: 13.5%)
ROA (annualized)	0.95% (June 30, 2002: 1.09%)

Revenues: 170,917 million yen (Up 6% year on year)

Revenues from “operating leases” and “residential condominium sales” both grew strongly. Although there was a decrease in revenues from “direct financing leases” and “interest on loans and investment securities” mainly as a result of the lower balance of assets compared with the first quarter of the previous fiscal year, overall revenues were up 6% year on year to 170,917 million yen.

Expenses: 148,381 million yen (Up 9% year on year)

On the expense side, “costs of residential condominium sales” increased in line with the growth in revenues from condominium sales, while “interest expense” was down 14% year on year due primarily to a decrease in debt and lower interest rates overseas. Overall expenses were up 9% year on year to 148,381 million yen.

Net Income: 14,098 million yen (Down 17% year on year)

“Operating income” fell 9% year on year to 22,536 million yen, while “income before income taxes” was down only 2% to 25,920 million yen due primarily to contributions from “equity in net income of affiliates.” “Net income” was down 17% year on year to 14,098 million yen compared to 16,885 million yen in the first quarter of last fiscal year. The results for the first quarter of last fiscal year included the recording of 1,937 million yen due to a “cumulative effect of a change in accounting principle,” whereas no such effect was recorded in the first quarter of this fiscal year.

Operating Assets: 5,201,976 million yen (Up 1% on March 31, 2003)

“Operating assets” remained almost flat, rising 1% to 5,201,976 million yen compared with March 31, 2003 mainly as a result of a careful selection of new assets.

Segment Information

Operations in Japan

Corporate Finance: While the automobile leasing operations continued to perform relatively strongly, the cautious selection of new assets and the resulting lower level of assets compared with the first quarter of the previous fiscal year in other operations led to a decrease in segment profits to 9,345 million yen in the first quarter of this fiscal year from 10,411 million yen recorded in the same period of the previous fiscal year.

Equipment Operating Leases: The improvement of the precision measuring equipment rental business contributed to an increase in segment profits to 1,520 million yen compared to 1,271 million yen in the first quarter of the previous fiscal year.

Real Estate-Related Finance: Although corporate non-recourse loans, housing loans and loan servicing operations continued to do well, segment profits were 3,018 million yen compared to 6,106 million yen mainly because there was a gain of 3,174 million yen realized from the sale of shares of an affiliated J-REIT to the public in the first quarter of the previous fiscal year, whereas no such item was recorded in the first quarter of this fiscal year.

Real Estate: The condominium development business made a large contribution to segment earnings due primarily to a large number of condominium sales year on year in the first quarter. In addition, gains from the sale of office buildings and other real estate, and revenues from real estate rental properties and building maintenance operations contributed to the increase in segment profits to 8,160 million yen in the first quarter of this fiscal year from 2,735 million yen in the same period of the previous fiscal year.

Life Insurance: This segment experienced a loss of 392 million yen compared to a segment profit of 1,282 million yen in the first quarter of the previous fiscal year due primarily to the decrease in gains on the sale of investment securities.

Other: Although the consumer card loan operations performed well, segment profits decreased to 1,177 million yen in the first quarter of this fiscal year from 2,554 million yen in the first quarter of the previous fiscal year due mainly to fewer gains from the sale of securities in our venture capital operations and losses of The Fuji Fire and Marine Insurance Company, Ltd., an equity method affiliate.

Overseas Operations

The Americas: Segment profits improved to 2,131 million yen in the first quarter of this fiscal year compared to 1,229 million yen in the same quarter of the previous fiscal year in part due to lower costs associated with the restructuring of a subsidiary.

Asia and Oceania: Strong performance of the corporate lending and automobile leasing operations of each company in the region and the contribution from Korea Life Insurance Co., Ltd., an equity method affiliate, resulted in a growth of segment profits to 4,204 million yen in the first quarter of this fiscal year compared to 1,673 million yen in the same period of the previous fiscal year.

Europe: Segment profits experienced a loss of 258 million yen due primarily to the decrease in segment assets.

2.	Additional Information

Korea Life Insurance Co., Ltd. (“KLI”), an equity method affiliate, expects to recognize an additional deferred tax asset due to a change of tax rules in Korea enacted in May 2003. KLI is in the process of finalizing its estimate of the effect of the change of the tax rules. The Company’s share of the effect of the change is presently estimated to approximate 6,000 million yen. In accordance with the Company’s policy of recording its equity in the income of KLI on a one-quarter lag basis, the Company will record equity income related to the tax change in the second quarter ending September 30, 2003.

Consolidated Financial Highlights
(For the Three Months Ended June 30, 2003 and 2002, and the Year Ended March 31, 2003)
(Unaudited)

	(millions of JPY, except for per share data)

		Change
		from
	June 30,	March 31,	Year-on-year	June 30,	Year-on-year	March 31,	Year-on-year
	2003	2003	Change	2002	Change	2003	Change

Operating Assets
Investment in Direct Financing Leases	1,582,153	101%	96%	1,646,932	101%	1,572,308	95%
Installment Loans	2,302,005	101%	99%	2,327,354	121%	2,288,039	101%
Investment in Operating Leases	523,413	99%	116%	451,012	97%	529,044	111%
Investment in Securities	697,926	103%	92%	759,406	79%	677,435	79%
Other Operating Assets	96,479	95%	67%	143,064	108%	101,481	39%

Total	5,201,976	101%	98%	5,327,768	104%	5,168,307	93%

Operating Results
Total Revenues	170,917	—	106%	160,957	90%	683,645	104%
Income before Income Taxes	25,920	—	98%	26,322	125%	46,288	63%
Net Income	14,098	—	83%	16,885	162%	30,243	75%
Earnings Per Share
Income before Extraordinary Gain and Cumulative
Effect of a Change in Accounting Principle
Basic	168.45	—	94%	178.70	142%	299.88	62%
Diluted	158.71	—	94%	168.19	139%	283.04	61%
Net Income
Basic	168.45	—	83%	201.85	158%	361.44	74%
Diluted	158.71	—	84%	189.95	155%	340.95	73%
Shareholders’ Equity Per Share	6,291.50	104%	106%	5,961.30	104%	6,039.43	101%

Financial Position
Shareholders’ Equity	526,547	104%	106%	498,673	107%	505,458	101%
Number of Shares (’000)
(excluding treasury stock)	83,692	100%	100%	83,652	102%	83,693	100%
Long-and Short-Term Debt and Deposits	4,232,175	100%	94%	4,489,605	108%	4,239,514	91%
Total Assets	5,923,307	100%	97%	6,091,100	107%	5,931,067	93%
Shareholders’ Equity Ratio	8.9%	—	—	8.2%	—	8.5%	—
Return on Equity (annualized)	10.9%	—	—	13.5%	—	6.0%	—

New Business Volumes
Direct Financing Leases
New Receivables Added	212,175	—	89%	237,779	128%	1,000,896	92%
New Equipment Acquisitions	188,194	—	89%	210,819	132%	895,848	91%
Installment Loans	270,959	—	79%	341,138	127%	1,268,170	95%
Operating Leases	40,810	—	196%	20,870	44%	173,567	119%
Investment in Securities	57,370	—	117%	48,907	55%	231,294	66%
Other Operating Assets	28,655	—	138%	20,768	93%	116,736	57%

Condensed Consolidated Statements of Income Data
(For the Three Months Ended June 30, 2003 and 2002, and the Year Ended March 31, 2003)
(Unaudited)

	(millions of JPY, millions of US$)

	Three Months		Three Months
	ended	Year-on-year	ended	Year-on-year	Year ended	Year-on-year	U.S. dollars
	June 30,	Change	June 30,	Change	March 31,	Change	June 30,
	2003	(%)	2002	(%)	2003	(%)	2003

Total Revenues:	170,917	106	160,957	90	683,645	104	1,427

Direct Financing Leases	28,516	93	30,742	104	122,928	101	238
Operating Leases	37,878	124	30,534	108	127,608	106	316
Interest on Loans and Investment Securities	28,314	92	30,757	106	131,590	108	236
Brokerage Commissions and Net Gains on Investment Securities	3,246	63	5,127	127	10,857	59	27
Life Insurance Premiums and Related Investment Income	30,590	93	32,946	82	138,511	91	255
Residential Condominium Sales	23,176	199	11,666	41	71,165	123	193
Interest Income on Deposits	161	91	177	37	526	38	1
Other Operating Revenues	19,036	100	19,008	98	80,460	126	161

Total Expenses:	148,381	109	136,258	87	645,562	110	1,239

Interest Expense	16,258	86	18,974	73	71,990	80	136
Depreciation—Operating Leases	20,697	107	19,429	104	80,565	105	173
Life Insurance Costs	29,326	99	29,649	82	125,684	90	245
Costs of Residential Condominium Sales	20,372	204	9,985	43	60,769	123	170
Other Operating Expenses	10,217	122	8,379	78	41,359	140	85
Selling, General and Administrative Expenses	37,489	110	34,163	115	144,271	114	312
Provision for Doubtful Receivables and Probable Loan Losses	11,968	93	12,803	133	54,706	107	100
Write-downs of Long-Lived Assets	—	—	—	—	50,682	1866	—
Write-downs of Securities	1,506	70	2,166	102	14,325	73	13
Foreign Currency Transaction Loss, Net	548	77	710	62	1,211	—	5

Operating Income	22,536	91	24,699	113	38,083	52	188
Equity in Net Income of Affiliates	3,384	209	1,623	—	6,203	—	28
Gain on Sales of Affiliates	—	—	—	—	2,002	1682	—

Income before Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	25,920	98	26,322	125	46,288	63	216
Provision for Income Taxes	11,822	104	11,374	106	21,196	64	98

Income before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	14,098	94	14,948	145	25,092	63	118

Extraordinary Gain, Net of Applicable Tax Effect	—	—	—	—	3,214	—	—
Cumulative Effect of a Change in Accounting Principle, Net of Applicable Tax Effect	—	—	1,937	1456	1,937	1456	—

Net Income	14,098	83	16,885	162	30,243	75	118

Note:	1.	Comprehensive Income (Loss) under FASB Statement No.130 (“Reporting Comprehensive Income”) was a gain of JPY 23,188 million (US$194 million) for the three months ended June 30, 2003, a loss of JPY 2,607 million for the three months ended June 30, 2002 and a gain of JPY 3,936 million for the year ended March 31, 2003.
	2.	The Company recognized an extraordinary gain due to the excess of the proportionate fair value of the net assets over the purchase price of an affiliate paid by the Company (“Negative Goodwill”).
	3.	On April 1, 2002, as a result of the adoption of FASB Statement No. 141 (“Business Combinations”), the Company and its subsidiaries recorded a transition gain arising from the write-off of “Negative Goodwill” of JPY1,937 million as of March 31, 2002 as a “Cumulative Effect of a Change in Accounting Principle.”

Condensed Consolidated Balance Sheets Data
(As of June 30, 2003 and March 31, 2002)
(Unaudited)

	(millions of JPY, millions of US$)

			U.S. dollars
	June 30, 2003	March 31, 2003	June 30, 2003

Assets
Cash and Cash Equivalents	166,925	204,677	1,393
Restricted Cash	20,985	18,671	175
Time Deposits	566	1,184	5
Investment in Direct Financing Leases	1,582,153	1,572,308	13,207
Installment Loans	2,302,005	2,288,039	19,215
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(134,740)	(133,146)	(1,125)
Investment in Operating Leases	523,413	529,044	4,369
Investment in Securities	697,926	677,435	5,826
Other Operating Assets	96,479	101,481	805
Investment in Affiliates	152,297	144,974	1,271
Other Receivables	138,708	146,650	1,158
Advances	115,485	119,645	964
Prepaid Expenses	44,230	41,494	369
Office Facilities	75,481	77,043	630
Other Assets	141,394	141,568	1,181

Total	5,923,307	5,931,067	49,443

Liabilities and Shareholders’ Equity
Short-Term Debt	1,120,197	1,120,434	9,351
Deposits	270,183	262,467	2,255
Trade Notes, Accounts Payable and Other Liabilities	260,033	252,453	2,171
Accrued Expenses	76,886	82,012	642
Policy Liabilities	604,830	608,553	5,049
Current and Deferred Income Taxes	147,913	163,711	1,235
Deposits from Lessees	74,923	79,366	624
Long-Term Debt	2,841,795	2,856,613	23,721

Total Liabilities	5,396,760	5,425,609	45,048

Common Stock	52,067	52,067	435
Additional Paid-in Capital	70,002	70,002	584
Retained Earnings:
Legal Reserve	2,220	2,220	19
Retained Earnings	441,169	429,163	3,683
Accumulated Other Comprehensive Loss	(30,657)	(39,747)	(256)
Treasury Stock, at Cost	(8,254)	(8,247)	(70)

Shareholders’ Equity	526,547	505,458	4,395

Total	5,923,307	5,931,067	49,443

				U.S. dollars
		June 30, 2003	March 31, 2003	June 30, 2003

Note:	Accumulated Other Comprehensive Loss
	Net unrealized gains on investment in securities	11,599	1,917	97
	Minimum pension liability adjustments	(4,179)	(4,182)	(35)
	Foreign currency translation adjustments	(31,195)	(29,919)	(260)
	Net unrealized losses on derivative instruments	(6,882)	(7,563)	(58)

Segment Information
(For the Three Months Ended June 30, 2003 and 2002, and the Year Ended March 31, 2003)
(Unaudited)

	(millions of JPY)

	Three months ended June 30, 2003			Three months ended June 30, 2002			Year ended March 31, 2003

		Income			Income			Income
		(Loss) before	Operating		(Loss) before	Operating		(Loss) before	Operating
	Revenues	Income Taxes	Assets	Revenues	Income Taxes	Assets	Revenues	Income Taxes	Assets

Operations in Japan
Corporate Finance	30,993	9,345	1,910,425	31,465	10,411	2,008,152	125,560	44,158	1,893,422
Equipment Operating Leases	16,980	1,520	142,189	16,233	1,271	141,905	67,655	4,402	144,397
Real Estate-Related Finance	10,937	3,018	932,999	13,995	6,106	906,193	51,589	19,572	931,513
Real Estate	37,239	8,160	295,663	18,983	2,735	293,189	104,454	(39,441)	303,838
Life Insurance	30,590	(392)	592,987	32,946	1,282	497,593	138,511	4,791	579,805
Other	16,231	1,177	395,184	12,773	2,554	389,605	61,238	8,452	387,978

Sub-Total	142,970	22,828	4,269,447	126,395	24,359	4,236,637	549,007	41,934	4,240,953
Overseas Operations
The Americas	11,313	2,131	604,167	14,739	1,229	695,351	57,909	1,332	618,148
Asia and Oceania	12,857	4,204	461,345	13,741	1,673	467,456	55,425	9,765	437,874
Europe	2,606	(258)	70,657	3,091	(545)	98,200	13,311	(736)	75,207

Sub-Total	26,776	6,077	1,136,169	31,571	2,357	1,261,007	126,645	10,361	1,131,229

Segment Total	169,746	28,905	5,405,616	157,966	26,716	5,497,644	675,652	52,295	5,372,182

Difference between Segment totals and Consolidated Amounts	1,171	(2,985)	(203,640)	2,991	(394)	(169,876)	7,993	(6,007)	(203,875)

Consolidated Amounts	170,917	25,920	5,201,976	160,957	26,322	5,327,768	683,645	46,288	5,168,307

	(millions of US$)

	U.S. dollars June 30, 2003

		Income
		(Loss) before	Operating
	Revenues	Income taxes	Assets

Operations in Japan
Corporate Finance	259	78	15,947
Equipment Operating Leases	142	12	1,187
Real Estate-Related Finance	91	25	7,788
Real Estate	311	68	2,468
Life Insurance	255	(3)	4,950
Other	135	10	3,298

Sub-Total	1,193	190	35,638
Overseas Operations
The Americas	95	18	5,043
Asia and Oceania	107	35	3,851
Europe	22	(2)	590

Sub-Total	224	51	9,484

Segment Total	1,417	241	45,122

Difference between Segment totals and Consolidated Amounts	10	(25)	(1,700)

Consolidated Amounts	1,427	216	43,422

Key Quarterly Financial Data (Unaudited)

	(millions of JPY)

	Fiscal 2003				Fiscal 2004

Balance Sheet Data	Q1 (02/4-6)	Q2 (02/7-9)	Q3 (02/10-12)	Q4 (03/1-3)	Q1 (03/4-6)

1) Investment in Direct Financing Leases	1,646,932	1,669,623	1,634,494	1,572,308	1,582,153
Japan	1,283,552	1,305,846	1,278,175	1,237,141	1,242,600
Overseas	363,380	363,777	356,319	335,167	339,553
2) Installment Loans	2,327,354	2,326,189	2,374,664	2,288,039	2,302,005
Japan	1,898,108	1,932,184	1,986,182	1,954,640	1,969,694
Overseas	429,246	394,005	388,482	333,399	332,311
3) Investment in Operating Leases	451,012	460,103	454,468	529,044	523,413
Japan	327,391	339,403	340,997	369,489	358,596
Overseas	123,621	120,700	113,471	159,555	164,817
4) Investment in Securities	759,406	717,500	695,319	677,435	697,926
Japan	565,409	520,005	505,995	497,829	528,184
Overseas	193,997	197,495	189,324	179,606	169,742
5) Other Operating Assets	143,064	129,311	142,856	101,481	96,479
Japan	132,217	118,558	132,847	91,851	87,217
Overseas	10,847	10,753	10,009	9,630	9,262

Total Operating Assets	5,327,768	5,302,726	5,301,801	5,168,307	5,201,976

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(150,264)	(136,961)	(136,833)	(133,146)	(134,740)
Allowance/Investment in Direct Financing Leases and Installment Loans	3.8%	3.4%	3.4%	3.4%	3.5%

Total Assets	6,091,100	6,050,290	6,025,781	5,931,067	5,923,307

Short-Term Debt, Long-Term Debt and Deposits	4,489,605	4,425,331	4,393,599	4,239,514	4,232,175
Policy Liabilities	600,144	601,815	598,832	608,553	604,830

Total Liabilities	5,592,427	5,550,564	5,519,176	5,425,609	5,396,760

Shareholders’ Equity	498,673	499,726	506,605	505,458	526,547

Total Liabilities & Shareholders’ Equity	6,091,100	6,050,290	6,025,781	5,931,067	5,923,307

Income Statement Data	Q1 (02/4-6)	Q2 (02/7-9)	Q3 (02/10-12)	Q4 (03/1-3)	Q1 (03/4-6)

Revenues
1) Direct Financing Leases	30,742	32,737	29,880	29,569	28,516
Japan	21,987	24,854	22,503	22,099	21,906
Overseas	8,755	7,883	7,377	7,470	6,610
2) Operating Leases	30,534	30,545	30,675	35,854	37,878
Japan	22,012	21,808	21,321	22,511	28,064
Overseas	8,522	8,737	9,354	13,343	9,814
3) Interest on Loans and Investment Securities	30,757	33,284	31,395	36,154	28,314
Interest on loans	26,203	29,323	27,634	32,450	25,729
Japan	19,795	22,089	21,506	25,678	21,082
Overseas	6,408	7,234	6,128	6,772	4,647
Interest on investment securities	4,554	3,961	3,761	3,704	2,585
Japan	319	162	180	205	173
Overseas	4,235	3,799	3,581	3,499	2,412
4) Brokerage Commissions and Net Gains on Investment Securities	5,127	2,800	1,355	1,575	3,246
Brokerage commissions	774	569	536	521	691
Net Gains on investment securities	4,353	2,231	819	1,054	2,555
5) Life Insurance Premiums and Related Investment Income	32,946	38,886	28,321	38,358	30,590
Life insurance premiums	28,745	34,503	25,184	34,531	27,524
Related investment income	4,201	4,383	3,137	3,827	3,066
6) Residential Condominium Sales	11,666	18,076	21,982	19,441	23,176
Japan	11,666	18,076	21,982	19,441	23,176
Overseas	—	—	—	—	—
7) Interest Income on Deposits	177	135	98	116	161
8) Other Operating Revenues	19,008	17,308	19,463	24,681	19,036
Japan	17,015	14,867	16,243	22,420	16,952
Overseas	1,993	2,441	3,220	2,261	2,084

Total Revenues	160,957	173,771	163,169	185,748	170,917

	(millions of JPY)

	Fiscal 2003				Fiscal 2004

Income Statement Data	Q1 (02/4-6)	Q2 (02/7-9)	Q3 (02/10-12)	Q4 (03/1-3)	Q1 (03/4-6)

Expenses
1) Interest Expense	18,974	17,730	17,555	17,731	16,258
2) Depreciation—Operating Leases	19,429	19,424	19,744	21,968	20,697
3) Life Insurance Costs	29,649	34,775	26,792	34,468	29,326
4) Costs of Residential Condominium Sales	9,985	15,727	17,596	17,461	20,372
5) Other Operating Expenses	8,379	9,770	10,114	13,096	10,217
6) Selling, General and Administrative Expenses	34,163	35,666	35,270	39,172	37,489
7) Provision for Doubtful Receivables and Probable Loan Losses	12,803	12,164	12,421	17,318	11,968
8) Write-downs of Long-Lived Assets	—	14,665	—	36,017	—
9) Write-downs of Securities	2,166	3,576	2,174	6,409	1,506
10) Foreign Currency Transaction Loss (Gain), Net	710	338	516	(353)	548

Total Expenses	136,258	163,835	142,182	203,287	148,381

Operating Income (Loss)	24,699	9,936	20,987	(17,539)	22,536
Equity in Net Income of Affiliates	1,623	1,736	2,315	529	3,384
Gain on Sales of Affiliates	—	2	—	2,000	—
Income (Loss) before Income Taxes	26,322	11,674	23,302	(15,010)	25,920
Income Taxes Provision (Benefit)	11,374	5,796	10,853	(6,827)	11,822
Income (Loss) before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	14,948	5,878	12,449	(8,183)	14,098
Extraordinary Gain, Net of Applicable Tax Effect	—	—	—	3,214	—
Cumulative Effect of a Change in Accounting Principle, Net of Applicable Tax Effect	1,937	—	—	—	—

Net Income (Loss)	16,885	5,878	12,449	(4,969)	14,098

New Business Volumes	Q1 (02/4-6)	Q2 (02/7-9)	Q3 (02/10-12)	Q4 (03/1-3)	Q1 (03/4-6)

Direct Financing Leases: New receivables added	237,779	325,817	213,620	223,680	212,175
Japan	172,957	274,881	149,193	161,755	158,176
Overseas	64,822	50,936	64,427	61,925	53,999
Direct Financing Leases: New equipment acquisitions	210,819	297,122	187,555	200,352	188,194
Japan	151,062	251,883	128,093	144,525	138,479
Overseas	59,757	45,239	59,462	55,827	49,715
Installment Loans: New loans added	341,138	334,070	295,622	297,340	270,959
Japan	273,867	300,963	261,815	264,242	225,042
Overseas	67,271	33,107	33,807	33,098	45,917
Operating Leases: New equipment acquisitions	20,870	40,656	27,513	84,528	40,810
Japan	14,128	33,517	20,667	74,688	29,880
Overseas	6,742	7,139	6,846	9,840	10,930
Investment in Securities: New securities added	48,907	46,321	25,894	110,172	57,370
Japan	38,346	44,804	23,520	107,807	53,835
Overseas	10,561	1,517	2,374	2,365	3,535
Other Operating Assets: New assets added	20,768	29,791	28,197	37,980	28,655
Japan	15,475	29,403	23,504	30,948	28,655
Overseas	5,293	388	4,693	7,032	—

Key Ratios, Per Share Data, and Employees	Q1 (02/4-6)	Q2 (02/7-9)	Q3 (02/10-12)	Q4 (03/1-3)	Q1 (03/4-6)

Return on Equity (ROE)*	13.5%	4.7%	9.9%	(3.9%)	10.9%
Return on Assets (ROA)*	1.09%	0.39%	0.82%	(0.33%)	0.95%
Shareholders’ Equity Ratio	8.2%	8.3%	8.4%	8.5%	8.9%
Debt-to-Equity Ratio (times)	9.0	8.9	8.7	8.4	8.0
Shareholders’ Equity Per Share (yen)	5,961.30	5,973.44	6,053.07	6,039.43	6,291.50
Basic EPS (yen)	201.85	70.27	148.76	(59.38)	168.45
Diluted EPS (yen)	189.95	66.32	140.18	(59.38)	158.71
Number of Employees	11,820	11,859	11,977	11,833	11,621

*	annualized

		(millions of JPY)

		Fiscal 2003				Fiscal 2004

Segment Information		Q1 (02/4-6)	Q2 (02/7-9)	Q3 (02/10-12)	Q4 (03/1-3)	Q1 (03/4-6)

Operations in Japan	Corporate Finance	31,465	33,079	31,147	29,869	30,993
	Equipment Operating Leases	16,233	16,734	16,899	17,789	16,980
	Real Estate-Related Finance	13,995	11,708	11,252	14,634	10,937
	Real Estate	18,983	26,331	30,305	28,835	37,239
	Life Insurance	32,946	38,886	28,321	38,358	30,590
	Other	12,773	14,386	15,000	19,079	16,231

	Sub-Total	126,395	141,124	132,924	148,564	142,970

Overseas Operations	The Americas	14,739	12,536	13,012	17,622	11,313
	Asia and Oceania	13,741	13,838	13,802	14,044	12,857
	Europe	3,091	2,742	3,760	3,718	2,606

	Sub-Total	31,571	29,116	30,574	35,384	26,776

Total Segment Revenues		157,966	170,240	163,498	183,948	169,746

Operations in Japan	Corporate Finance	10,411	14,089	11,562	8,096	9,345
	Equipment Operating Leases	1,271	1,708	1,593	(170)	1,520
	Real Estate-Related Finance	6,106	3,804	2,754	6,908	3,018
	Real Estate	2,735	(11,542)	4,341	(34,975)	8,160
	Life Insurance	1,282	1,694	(27)	1,842	(392)
	Other	2,554	4,372	3,229	(1,703)	1,177

	Sub-Total	24,359	14,125	23,452	(20,002)	22,828

Overseas Operations	The Americas	1,229	(2,256)	437	1,922	2,131
	Asia and Oceania	1,673	2,641	1,545	3,906	4,204
	Europe	(545)	(65)	(112)	(14)	(258)

	Sub-Total	2,357	320	1,870	5,814	6,077

Total Segment Profits (Income (Loss) before Income Taxes)		26,716	14,445	25,322	(14,188)	28,905

Operations in Japan	Corporate Finance	2,008,152	1,981,237	1,963,548	1,893,422	1,910,425
	Equipment Operating Leases	141,905	142,964	145,234	144,397	142,189
	Real Estate-Related Finance	906,193	908,115	908,821	931,513	932,999
	Real Estate	293,189	289,919	307,599	303,838	295,663
	Life Insurance	497,593	570,983	578,744	579,805	592,987
	Other	389,605	372,273	398,435	387,978	395,184

	Sub-Total	4,236,637	4,265,491	4,302,381	4,240,953	4,269,447

Overseas Operations	The Americas	695,351	713,300	691,100	618,148	604,167
	Asia and Oceania	467,456	431,966	454,123	437,874	461,345
	Europe	98,200	86,024	78,376	75,207	70,657

	Sub-Total	1,261,007	1,231,290	1,223,599	1,131,229	1,136,169

Total Segment Assets		5,497,644	5,496,781	5,525,980	5,372,182	5,405,616